March 6, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	ExamWorks Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 Response Dated January 31, 2014, Response Dated February 7, 2014 File No. 001-34930

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated February 26, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 and Form 10-Q for the Quarter Ended June 30, 2013 Filed August 1, 2013 (together, the “Periodic Reports”) of ExamWorks Group, Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Periodic Reports.

Form 10-K for Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 13 – Segment and Geographical Information, page F-39

1.

We reviewed your response to prior comments 1 and 2. Your chief operating decision maker appears to regularly review operating results (e.g., revenues, revenue forecasts, actual revenues compared to budget and adjusted EBITDA) at the country level. Please explain in greater detail why you do not believe these countries represent your operating segments as defined under FASB ASC 280-10-50-1.

Company Response to SEC Comment No. 1:

While the Company believes its historical disclosures surrounding segments address the manner in which the CODM views and manages the business, the Company further acknowledges that there are significant judgments involved in the determination of reportable segments. As such, the Company has made disclosure of four geographic segments (the United States, Canada, the United Kingdom and Australia) within Note 13 to its consolidated financial statements filed in its Form 10-K dated March, 6, 2014, and will include operating segment disclosures in future filings. See the revised disclosure for additional information.

2.

Please provide us a summary of key financial information by country for each of the last five calendar years and the latest interim period, as well as each subsequent calendar year and interim period for which you have budgeting information. The key financial information for each country may include, but not be limited to, revenues, income from operations, income before taxes, adjusted EBITDA, capital expenditures and identifiable assets. Please show each profit measure both in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please reconcile the information in your analysis to the amounts presented in your financial statements.

Company Response to SEC Comment No. 2:

As discussed above, the Company has made disclosure of its four geographic segments within Note 13 to its consolidated financial statements filed in its Form 10-K dated March, 6, 2014, including revenues, segment profit, capital expenditures, long-lived assets, and total assets by operating segment and will include operating segment disclosures in future filings. As such, the Company does not believe that the additional information requested above is necessary due to the revised disclosures.

3.	We note your response to prior comment 4. Please expand your segment disclosure in the future filings to:

●	Present revenues from external customers by service category. You may combine the revenues from immaterial service categories into one category; and
●	Disclose the fact that it is impracticable for your to disclose revenues from certain service categories, if applicable.

We refer you to FASB ASC 280-10-50-40 for further guidance.

Company Response to SEC Comment No. 3:

In response to the comment from the Staff, the Company has revised its disclosure to present revenues from IME and other related services and peer and bill reviews, the latter two of which have been combined as they are both not material. It is impracticable for the Company to separate other related services, as it does not track this information within its financial reporting system, and the Company has made a statement to disclose this fact, and will include this disclosure in future filings.

See the Company’s revised disclosure which is included in Note 13 to the Company’s consolidated financial statements filed in its Form 10-K dated March 6, 2014.

Note 14 – Condensed Consolidating Financial Information of Guarantor Subsidiaries, page F-40

4.

We reviewed your response to prior comment 5. The consolidating balance sheet in Attachment A has investments in subsidiaries in the parent and guarantor subsidiaries columns. However, it does not appear you have included the equity income (loss) of these investments in subsidiaries in the parent and guarantor subsidiaries columns of your consolidating statement of operations as required by Rule 3-10(i) of Regulation S-X. Please advise or provide us the revised disclosure you will include in future filings.

Company Response to SEC Comment No. 4:

In response to the comment from the Staff, the Company has revised its disclosure to include the net income (loss) of the non-guarantor subsidiaries in the parent and guarantor subsidiary columns of its consolidating statement of operations and will include this disclosure in future filings.

See the Company’s revised disclosure which is included in Note 14 to the Company’s consolidated financial statements filed in its Form 10-K dated March 6, 2014.

5.

In the consolidating statement of cash flows shown in Attachment A, please also explain why the amounts in the guarantor subsidiaries column of the intercompany investments and other line item are now reflected as investing activities, rather than financing activities. It appears, on a net basis, the guarantor subsidiary column of the balance sheet has a large intercompany notes payable balance due to receiving amounts lent from the parent. Please advise or provide us the revised disclosure you will include in future filings.

Company Response to SEC Comment No 5:

In response to the comment from the Staff, the Company has revised its disclosure to include the guarantor intercompany investments and other as financing activities which more accurately reflects the nature of the transactions and will include this disclosure in future filings.

See the Company’s revised disclosure which is included in Note 14 to the Company’s consolidated financial statements filed in its Form 10-K dated March 6, 2014.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is satisfactory to the Staff. If you have any questions or wish to discuss this matter further, please do not hesitate to call me at 404.952.2417.

Very truly yours, ExamWorks Group, Inc. By: /s/J. Miguel Fernandez de Castro
J. Miguel Fernandez de Castro Chief Financial Officer